Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-108896, 333-110486, 333-131315, 333-140174, 333-141640, 333-148747,  333-163196, 333-169389, 333-169491, 333-171912, 333-178166, 333-181805, 333-187858 and 333-195200 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204, 333-107943, 333-117565, 333-138837, 333-147071, 333-153710, 333-166428, 333-174276, 333-178167, and 333-204173 on Form S-8, of our report dated February 29, 2016, relating to the consolidated financial statements of Tower Semiconductor Ltd., appearing in this Report on Form 6-K of Tower Semiconductor Ltd.

Brightman Almagor Zohar &Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 29, 2016